Mail Stop 3561

April 07, 2009

Thomas Scozzafava
Chairman, Chief Executive Officer and Chief Financial Officer
Seaway Valley Capital Corporation
10-18 Park Street
2nd Floor
Gouverneur, New York 13642

> **Re: Seaway Valley Capital Corporation**
> **Amendment No. 1 to Preliminary Information Statement on**
> **Schedule 14C**
> **Filed March 30, 2009**
> **Form 8-K**
> **Filed December 30, 2008**
> **File No. 001-11115**

Dear Mr. Scozzafava:

      We have reviewed your letter dated March 30, 2009 in response to our letter dated March 24, 2009 and we have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Preliminary Information Statement on Schedule 14C
General

1. We note that in response to comment three of our March 24, 2009 letter you state that the disclosure of 4,038 shareholders of record in your 10-K for the year ended December 31, 2007 was made in error and that there has been no significant change in the number of shares since August 2008. We further note that your 10-KSB for year ended December 31, 2006 states that as of April 16, 2007 there were 330 shareholders of record of your common stock. Please explain the cause of the decrease from 330 shareholders of record to 124 shareholders of record with a view to why compliance with Rule 13e-3 of the Securities Act of 1934 was not necessary.

Amendment of the Certificate of Incorporation to Effect a Reverse Split of the Common Stock, page 3
Reasons for Approving the Reverse Split, page 3
Reason #1: Our Outstanding Derivative Securities, page 4

2. Please revise the potential conversion amount for the YA Global Investors, L.P. debenture, set forth in the table on page four of your filing, to be consistent with the conversion rate set forth in footnote four. Specifically, you indicate that the potential conversion is 34,736,979,978, but based on the effective conversion rate provided in footnote four, 75% of the market price, it appears that the potential conversion should be 34,736,973,333. Please revise or advise us why you believe the conversion rate you have provided is correct.

*   *   *

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

Please contact Chris Chase, Attorney-Advisor, at (202) 551-3485, Mara Ransom, Legal Branch Chief, at (202) 551-3264 or me at (202) 551-3725 with any questions.

Sincerely,

H. Christopher Owings
Assistant Director